UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D /A

THE SECURITIES EXCHANGE ACT OF 1934

CANARGO ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)
137225108
(CUSIP Number)

Andrew Morris c/o Persistency Capital, LLC 1270 Avenue of the America, Suite 2100 New York, NY 10020 (212) 554 1830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,000,000

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9
14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Persistency Capital, LLC (1)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

5,000,000

9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER

5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9

14.	TYPE OF REPORTING PERSON

  CO

(1) Persistency Capital, LLC may be deemed to be the beneficial owner of such securities by virtue of its role as the investment manager of Persistency.

CUSIP No.	137225108

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Morris (2)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER	0
5,000,000
8.	SHARED VOTING POWER

9.	SOLE DISPOSITIVE POWER
5,000,000
10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.9
14.	TYPE OF REPORTING PERSON

 IN, HC

(2) Mr. Morris may be deemed to be the beneficial owner of the securities reported herein by virtue of his role as Managing Member of Persistency Capital, LLC.

CUSIP No.	137225108

Item 1.	Security and Issuer.

No Change

Item 2.	Identity and Background.

No Change

Item 3.	Source and Amount of Funds or Other Consideration.

With respect to all Reporting Persons, the source of funds used in making the purchases was the working capital of Persistency.

The total cost for the Notes, which are convertible into the Common Shares reported by the Reporting Persons was the $10.0 million.

Item 4.	Purpose of Transaction.

As reported on the Reporting Persons’ previous Schedule 13D, the Reporting Persons beneficially owned Notes and warrants that were convertible within 60 days into shares of the Issuer’s Common Stock.

On December 11, 2008, the Reporting Persons entered into an Agreement with the Issuer pursuant to which the Reporting Persons and the Issuer agreed to amend the conversion terms of the Notes.  Pursuant to such agreement, the Reporting Persons do not have the right to convert the Notes into shares of Common Stock prior to March 20, 2009.  A copy of this agreement is attached to this amended Schedule 13D as Exhibit C.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a, b)
As of the date hereof Persistency may be deemed to beneficially own 5,000,000 Shares constituting 1.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 11, 2008.

Persistency has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,000,000 Shares.

Persistency specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

As of the date hereof Persistency Capital, LLC may be deemed to beneficially own 5,000,000 Shares constituting 1.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 11, 2008.

Persistency Capital, LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,000,000 shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,000,000 Shares.

Persistency Capital, LLC specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

As of the date hereof Andrew Morris may be deemed to  beneficially own 5,000,000 Shares constituting 1.9% of the Shares of the Issuer, based upon 254,455,693 Shares outstanding as of December 11, 2008.

Andrew Morris has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 5,000,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 5,000,000 Shares.

Andrew Morris specifically disclaims beneficial ownership in the Shares Reported herein except to the extent of its pecuniary interest therein.

(c)
The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recently filed Schedule 13G are set forth in Exhibit B.  All such transactions were effected in transactions with brokers.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold an aggregate principal amount of the Issuer’s 12% Subordinated Convertible Guaranteed Notes, due June 28, 2010 (the “Notes”) of $10.6 million and five million warrants.  The five million warrants are convertible, on a one to one basis, into 5,000,000 Shares of the Issuer within 60 days.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement.

Exhibit B: Transactions in the Shares by the Reporting Persons since the Reporting Persons’ most recently filed Schedule 13D.

Exhibit C: Agreement between Reporting Persons and the Issuer dated December 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Persistency.

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Authorized Signatory

Persistency Capital, LLC

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Managing Member

/s/ * Andrew Morris
Andrew Morris

December 15, 2008

* The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the reporting persons’ pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the deemed beneficial ownership by each of the undersigned of shares of Common Stock of Canargo Energy Corp.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Persistency.

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Authorized Signatory

Persistency Capital, LLC

By:	/s/ Andrew Morris
Name:	Andrew Morris
Title:	Managing Member

/s/ * Andrew Morris
Andrew Morris

December 15, 2008

Exhibit B

TRANSACTIONS IN THE SHARES

TRANSACTIONS IN THE SHARES BY PERSISTENCY

Date of Transaction	Number of Shares Purchase/(Sold)	Price of Shares

December 11, 2008	58,220,000	0

Exhibit C
AGREEMENT

This Agreement (the “Agreement”) is made as of December 11, 2008 by and among CANARGO ENERGY CORPORATION, a Delaware Corporation (the “Issuer”), and PERSISTENCY, a Cayman Islands limited company (the “Holder”).

WHEREAS, the Issuer and the Holder have entered into a certain Note and Warrant Purchase Agreement dated June 28, 2006 (the “Purchase Agreement”) relating to the 12% Subordinated Convertible Guaranteed Notes, due June 28, 2010 (the “Subordinated Notes”) of the Issuer;

WHEREAS, the Holder is the holder of 100% of the issued and outstanding Subordinated Notes;

WHEREAS, pursuant to Section 11.7 of the Purchase Agreement, the Subordinated Notes are convertible into common stock, par value $0.10 per share (the “Common Stock”) of the Issuer at a price and subject to the terms and conditions of the Agreement;

WHEREAS, the Issuer and the Holder have agreed to change certain of the terms and conditions of the Note Purchase Agreement and the Subordinated Notes issued thereunder applicable to the Holder’s investment in the Subordinated Notes, as set forth herein.

NOW THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.
Subject to Section 2 of this Agreement and absent the prior written consent of the Issuer, the Holder hereby agrees and covenants that prior to March 20, 2009 it will not convert or exchange, or seek to convert or exchange, any or all of the Subordinated Notes into shares of Common Stock of the Issuer, or into any other security convertible or exchangeable into shares of Common Stock of the Issuer, pursuant to Section 11.7 of the Note Agreement.

2.	Notwithstanding Section 1. of this Agreement, nothing herein shall be deemed to prohibit the Holder from exercising its rights pursuant to Section 11.7 of the Note Agreement in the event of:

(a).
The occurrence of an Event of Default within the meaning of Section 13 of the Purchase Agreement occurs and all the Subordinated Notes then outstanding become immediately due and payable as provided in Section 14.1 of the Purchase Agreement;  or

(b)
The Occurrence of a Change of Control within the meaning of Section 10.6(g) of the Purchase Agreement, other than a Change of Control resulting from one or more of the transactions set forth in Section 10.6(g)(b) of the Purchase Agreement to which the Holder or an affiliate of the Holder is a party.

3.
Except as modified hereby, all of the terms and conditions of the Purchase Agreement shall remain in full force and effect.  Capitalized terms not defined herein shall have the meanings given them in the Purchase Agreement.

4.
This Agreement shall become effective immediately upon the execution of this Agreement by each of the parties hereto and shall inure to the benefit of and shall be binding upon the Holder and its Affiliates.

WITNESS the due execution hereof as of the day and year first written above.

CANARGO ENERGY CORPORATION By: ______________________________ Name: Title:	PERSISTENCY By: ____________________________ Name: Title: